UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]
ANNUAL REPORT PURSUANT TO SECTION

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

[

]
TRANSITION REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission file number 001-12019

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Quaker Houghton

Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office:
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

QUAKER HOUGHTON

Retirement Savings Plan
Table

of Contents

Page
Number
Report of Independent Registered Public Accounting Firm
1
Financial Statements
Statements of Net Assets Available

for Benefits
2
Statements of Changes in Net Assets Available

for Benefits
3
Notes to Financial Statements
4-8
Additional Information*
Schedule I – Schedule of Assets (Held at End of Year)
9

*

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and

Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Signature
10
Exhibits
Exhibit 23.1 – Consent of Independent Registered Public

Report of Independent Registered Public Accounting Firm
To the Plan Administrator

and Plan Participants of

Quaker Houghton Retirement Savings Plan:
Opinion on the Financial Statements
We have audited

the accompanying statements of net assets available for benefits of the Quaker Houghton

Retirement Savings Plan
(the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years
then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material

respects, the net assets available for benefits of the Plan as of December 31, 2021 and

2020, and the changes in
net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United
States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management.

Our responsibility is to express an opinion on the Plan's
financial statements based on our audits. We

are a public accounting firm registered with the Public Company Accounting

Oversight
Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted

our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to
error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We

believe
that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i)- Schedule of assets (Held at End of Year)

has been subjected to audit procedures performed
in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's
management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the
information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated
whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. In our opinion, the
supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served

as the Plan’s auditor since 2020.
/s/ Baker Tilly US, LLP
Philadelphia, Pennsylvania
June 23, 2022

QUAKER HOUGHTON
RETIREMENT SAVINGS

PLAN
STATEMENTS

OF NET ASSETS AVAILABLE

FOR BENEFITS
As of December 31,

2021 2020
Assets
Investments, at fair value:
Registered investment companies $ 200,220,832 $ 184,684,138
Collective trust fund 22,756,870 23,218,127
Quaker Chemical Corporation Stock Fund 41,418,668 47,182,901
Participant-directed brokerage accounts 3,626,110 2,690,706
Total investments 268,022,480 257,775,872
Receivables:
Employer's contributions 200,094 199,643
Plan merger receivable (Note 1) 10,063,135 —
Participant notes receivable 2,605,854 2,756,563
Total receivables 12,869,083 2,956,206
Net assets available for benefits $ 280,891,563 $ 260,732,078
The accompanying notes are an integral part

of the financial statements.

QUAKER HOUGHTON
RETIREMENT SAVINGS

PLAN
STATEMENTS

OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS
For the Year

Ended
December 31,

2021 2020
Additions
Investment income:
Interest and dividend income $ 9,403,551 $ 6,300,895
Net appreciation in fair value of investments 10,895,096 45,215,330
Total investment

income
20,298,647 51,516,225
Interest income, participant notes receivable 137,765 167,073
Contributions:
Employer 5,014,894 6,025,004
Participant 8,043,628 7,803,242
Rollover 1,207,625 3,578,178
Total contributions 14,266,147 17,406,424
Other additions:
Plan merger assets transferred in 10,149,772 64,902,583
Total additions 44,852,331 133,992,305
Deductions
Payment of benefits 24,692,846 22,064,196
Total deductions 24,692,846 22,064,196
Net increase

20,159,485 111,928,109
Net assets available for benefits:
Beginning of year 260,732,078 148,803,969
End of year $ 280,891,563 $ 260,732,078
The accompanying notes are an integral part

of the financial statements.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Quaker Houghton Retirement Savings

Plan (the “Plan”) provides only general information.

The Plan
document provides a complete description of the Plan’s

provisions.
General
The Plan is a defined contribution plan for certain U.S. employees of Quaker

Chemical Corporation (doing business as Quaker
Houghton) (the “Company”) and participating employers (AC Products,

Inc. (“AC”), Epmar Corporation (“Epmar”), Summit
Lubricants, Inc. (“Summit”), ECLI Products, LLC (“ECLI”), Houghton

International Inc. (“Houghton”), and Wallover

Oil Company,
Inc. (“Wallover”)).

Effective as of January 1, 2022, Coral Chemical Company (“Coral”),

Ultraseal America, Inc. (“Ultraseal”) and
SIFCO Applied Surface Concepts, LLC (“SIFCO”) became participating employers in the Plan.

Additionally, effective

January 1,
2022, the Plan was migrated to a volume submitter plan format with Vanguard.

The Plan is administered by the Retirement Savings
Plan Committee, which is appointed by the Company’s

Board of Directors, and is subject to the Employee Retirement Income
Security Act of 1974 (“ERISA”).

Employees of the Company and adopting affiliates are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter,

unless specified differently in any bargaining unit

agreement.

During the year ended December 31, 2021, Vanguard

revised the share class for a majority of the Plan's investment options in order to reduce participant plan expenses. Underlying investment holdings for each fund remain materially unchanged.
Plan Amendments
Effective January 1, 2021, the Plan was amended

and restated (the “2021 Restatement”).

The Plan was previously most recently
amended and restated effective January 1, 2020 (the “2020

Restatement”).

Effective January 1, 2022, the Coral Chemical Company
401(k) Plan (the “Coral Plan”) and the SIFCO Applied Surface Concepts,

LLC 401(k) Plan (the “SIFCO Plan”) were merged into the
Plan.

The 2021 Restatement changed the Plan to: (i) incorporate the amendments adopted in 2020 after the effective date of the 2020
Restatement, and (ii) effective January 1, 2022, add

Coral and SIFCO as participating employers in the Plan.

On December 31, 2021
(the “Coral Plan Transfer Date”), net assets, including

notes receivable from participants,

totaling $10,149,772 were transferred from
the Coral Plan to the Plan.

Similarly, on January 4, 2022 and February

24, 2022 (the “SIFCO Plan Transfer Dates”), net

assets,
including notes receivable from participants,

totaling $8,485,318 were transferred from the SIFCO Plan to the Plan.
Contributions
Participants may elect to contribute on a before-tax and/or after-tax basis any whole percentage of their compensation as defined, up to
75%, during the year, not to exceed

the annual Internal Revenue Code (“IRC”) limits.

At the discretion of the Retirement Savings
Plan Committee, the Plan matches 50% of the first 6% of compensation as defined that is contributed to the Plan, with a maximum
matching contribution of 3% of compensation.

No changes were made to the discretionary matching provision during 2021.

In
addition, the Plan provides for non-elective nondiscretionary contributions on behalf of participants who have completed one year of
service equal to 3% of the eligible participant's compensation,

as defined.

The Company’s Board of Directors (and

AC’s Board of Directors with respect to AC participants)

reserves the right to make future
discretionary non-elective contributions, which are allocated on the basis of eligible participants’ compensation, as defined.

Upon
completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of
the month coinciding with or following the date on which the participant meets the one year of service requirement.

Epmar, Summit,
ECLI, Houghton, Wallover,

Ultraseal, Coral and SIFCO participants are not eligible for discretionary non

-elective contributions.

Participants who are eligible to make contributions and who have or will attain age

50 before the end of the Plan year are eligible to
make catch-up contributions in accordance with, and subject to, the limitations of IRC Section 414(v).

No Company matching
contributions are made with respect to catch-up contributions.
Beginning with the first pay date on or after April 17, 2020 and continuing until the first pay date on or after April 1, 2021, the
Company made both non-elective contributions and matching contributions in shares of the Company’s common stock

rather than
cash.

The Company made non-cash contributions of approximately $1,551,043 and $3,111,977 for the years ended

December 31,
2021 and 2020, respectively.
Participant Accounts
Each participant’s account

is credited or deducted with the participant’s contribution

and any applicable direct expenses and allocation
of the Company’s contributions

and any Plan earnings and losses.

Allocations are based on participant earnings, account balances, or specific participation transactions, as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the
participant’s vested account

balance.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

Participant Notes Receivable
Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s

vested account balance.

The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions

in the community (generally the prime rate), plus 1%.

The term of each
participant loan generally may not exceed five years except for the purchase of principal residence loans.

Interest rates on outstanding
participant notes receivable at December 31, 2021 ranged from 4.25%

to 6.50%.

Principal and interest are paid ratably through
periodic payroll deductions.

Loan application fees and annual maintenance fees on all outstanding loans are paid by the participant.
Payment of Benefits
Generally, upon

separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the
participant’s account.

In addition, a participant may elect to take an in-service distribution from their rollover account prior to
reaching age 59 ½, and from all accounts upon reaching age 59 ½.

If a participant’s vested account balance

exceeds $1,000, the
participant may defer payment until April 1 following the year the participant reaches age 70 ½ or following the year in which the
participant terminates employment, if later.

Effective January 1, 2020, pursuant to the Setting Every Community

Up for Retirement
Enhancement Act of 2019 (“SECURE Act”), the required minimum distribution age was raised to 72 from 70 ½.

Hardship Withdrawals
Participants who are actively employed and who meet certain requirements may take a hardship withdrawal from their elective
contributions.

Vesting
Upon entering the Plan, participants are fully vested in Company matching contributions, Company discretionary non-elective
contributions, Company nondiscretionary non-elective contributions and employee deferrals plus actual earnings.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements are prepared

on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.

The most significant estimate is the determination of the fair values of the Plan’s
investments.

Actual results could differ from those estimates.
Administration of Plan Assets
The Plan’s assets are held by a collective

trust managed by an affiliate of Vanguard

Fiduciary Trust Company (“VFTC”), which acts
as the Trustee for Plan investments.

Certain administrative functions are performed by officers or employees of the Company.

No
such officer or employee receives compensation from the Plan.

Substantially all administrative expenses, including the Trustee’s

and
audit fees, are paid directly by the Company and are therefore excluded from these financial statements.

Investment Valuation

and Income Recognition
The Plan’s investments are recorded

at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Plan management determines the Plan’s
valuation policies utilizing information provided by the Trustee.

Refer to Note 4 – Fair Value

Measures for further information.
Purchases and sales of investments are recorded on a trade-date basis.

Net appreciation in fair value of investments includes gains and losses on investments bought and sold during the year as well as unrealized gains and losses on those held at year end.

Interest
income is accrued when earned.

Dividend income is recorded on the ex-dividend date.

Capital gain distributions are included in
dividend income.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

Net investment returns reflect certain fees paid by the investment funds,

which include costs for portfolio management, administrative and other services as described in each fund’s

prospectus.

These fees are deducted by the investment funds prior to allocation of the
Plan’s investment earnings

activity and are therefore not separately identified as Plan expenses.
Participant Notes Receivable
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Interest
income is recorded on the accrual basis.

No allowance for credit losses were recorded as of December 31, 2021 or

2020.

Delinquent
notes receivable from participants are recorded as a benefit payment when the

Plan Administrator deems the participant note
receivable to be in default based on the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.
NOTE 3 – RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks such as interest rate, credit and overall market volatility.

Due to the risks associated
with investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such
changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for
Benefits.

The Plan therefore provides for investment options in various investment securities, which allows participants to diversify
their securities portfolios and mitigate these risks.
The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s net assets:
December 31, 2021 December 31, 2020
Investments Balance % of Net assets Balance % of Net assets
Quaker Chemical Corporation Stock Fund $ 41,418,668 15% $ 47,182,901 18%
Vanguard

Institutional Index Fund Inst'l Shares
34,505,785 12% 26,932,268 10%
Due the concentration of investments denoted above, in addition to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of

Net Assets Available for

Benefits.
NOTE 4 – FAIR VALUE

MEASURES
The Plan applies the guidance of the Financial Accounting Standards

Board regarding fair value measurements, which establishes a common definition for fair value.

Specifically, the guidance utilizes a fair

value hierarchy that prioritizes the inputs to valuation
techniques used to measure fair value into three broad levels.

The following is a brief description of those three levels:
●
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
●
Level 2: Inputs other than quoted prices that are observable for the asset or liability,

either directly or indirectly.

These
include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or
liabilities in markets that are not active.
●
Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered Investment Companies
The shares of registered investment companies, which represent the Net Asset Value

(“NAV”)

of shares held by the Plan, are
valued based on quoted market prices on an exchange in an active market and are classified as Level 1 investments.

Common Stock Fund
The common stock fund is comprised of investments in the Quaker Chemical

Corporation Stock Fund, which is composed of
shares of the Company and uninvested cash.

The shares of the Company are traded on an exchange in an active market and are classified as a Level 1 investment.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

Participant-Directed Broker

age Accounts
The participant-directed brokerage accounts are mainly composed of investments in common stock, registered investment
companies and warrants, which are valued based on quoted market prices on an exchange in an active market and are classified as
Level 1 investments.
Common/Collective

Trust
The Plan also invests in a common/collective trust, the Vanguard

Retirement Savings Trust (the “Trust”),

a stable value fund that
invests in the Vanguard

Retirement Savings Master Trust (“VRSMT”).

The VRSMT is composed of an investment in fully
benefit-responsive contracts that are issued by insurance companies and commercial banks and in contracts that are backed by
bond funds and trusts that are selected by Vanguard

Fiduciary Trust Employer,

the Trustee.

Contract value, as reported by
VRSMT, is the amount

participants would receive if they were to initiate a permitted transaction under the terms of the Plan, and also, represents contributions made under the contract, plus earnings,

less participant withdrawals.

Participants may ordinarily
direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the Plan’s ability to
transact at contract value, including: 1) premature termination of the contracts by the Plan; 2) Plan termination; and 3) bankruptcy of the Plan sponsor.

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at
contract value with Plan participants are probable of occurring.

Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant,

sponsor or plan, a breach of material obligations
under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to pre-established investment guidelines.

The Trust is valued at the NAV

of units held at year end.

The
NAV, as provided by the Trustee, is used as
a practical expedient to estimate fair value.

The NAV

($1 at each December 31, 2021 and 2020) is based on the fair value of the underlying investments less any liabilities.

The practical expedient would not be used when it is determined to be probable that
the Trust will sell the investment for an amount

different than the reported
NAV.

The Trust has a fair value of $22,756,870 and
$23,218,127 as of December 31, 2021 and 2020, respectively,

with no unfunded commitments, daily pricing frequency,

and daily
redemption notice periods.
The valuation methodologies described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with
other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no significant changes in
methodologies used or transfers between levels during the years ended

December 31, 2021 and 2020.
As of December 31, 2021 and 2020, the Plan’s

investments measured at fair value on a recurring basis were as follows:
Fair Value

Measurements at December 31, 2021
Total
Using Fair Value

Hierarchy
Investments Fair Value Level 1 Level 2 Level 3
Registered investment companies $ 200,220,832 $ 200,220,832 $ — $ —
Quaker Chemical Corporation stock fund 41,418,668 41,418,668 — —
Participant-directed brokerage accounts 3,626,110 3,626,110 — —
Total investments in

fair value hierarchy
245,265,610 245,265,610 — —
Common/collective trust measured at NAV

*
22,756,870
Total investments $ 268,022,480 $ 245,265,610 $ — $ —
Fair Value

Measurements at December 31, 2020
Total
Using Fair Value

Hierarchy
Investments Fair Value Level 1 Level 2 Level 3
Registered investment companies $ 184,684,138 $ 184,684,138 $ — $ —
Quaker Chemical Corporation stock fund 47,182,901 47,182,901 — —
Participant-directed brokerage accounts 2,690,706 2,690,706 — —
Total investments in

fair value hierarchy
234,557,745 234,557,745 — —
Common/collective trust measured at NAV

*
23,218,127
Total investments $ 257,775,872 $ 234,557,745 $ — $ —
* Certain investments that are measured at fair value using

the NAV per share (or its equivalent) have not been classified in the fair value hierarchy.

The fair value
amounts presented in these tables are intended to permit reconciliation of the fair value hierarchies to the line items presented in the Statements of Net Assets Available
for Benefits.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

NOTE 5 – RELATED PARTY

AND PARTY

-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of VFTC, which acts as the Trustee for

Plan
investments.

In addition, shares of Company common stock included in the Quaker

Chemical Corporation Stock Fund are offered as an investment to Plan participants.

As of December 31, 2021 and 2020, the Plan held approximately 179,473 and 186,207 shares of common stock
of Quaker Chemical Corporation, respectively,

with a fair value of $41,418,668 and $47,182,901.

Total sales at market value related
to the Quaker Chemical Corporation Stock Fund for the years ended

December 31, 2021 and 2020 were $8,423,544 and $11,508,270,
respectively.

Total contributions into

the Quaker Chemical Corporation Stock Fund for the years ended December 31,

2021 and 2020
were $3,117,113

and $3,275,634, respectively.

Transactions in such investments qualify as party-in-interest transactions and are
exempt from the prohibited transaction rules.

Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
NOTE 6 – TAX STATUS
The Internal Revenue Service (“IRS”) informed the Company by letter dated November 15, 2017 that the Plan is qualified under IRC
Section 401(a).

The Plan has since been amended;

however, the Plan administrator continues to believe

the Plan is currently designed
and being operated in compliance with the applicable requirements of the IRC.

The Plan administrator has not identified any
uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements.

The IRS has the ability to
examine the Plan’s tax return filings

for all open tax years, which generally relate to the three prior years; however,

there are currently
no audits for any tax periods in progress.

The Plan administrator believes it is no longer subject to income tax examinations for years
prior to 2017.
NOTE 7 – SUBSEQUENT EVENTS
The Company and the Plan have evaluated subsequent events through the date that these financial statements were available to be
issued, and there were no subsequent events, except the plan mergers disclosed in Note 1, which would require an adjustment or
additional disclosures to the financial statements.

Schedule I
Quaker Houghton
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2021
Quaker Houghton Retirement Savings Plan, EIN 23-0993790, PN 112
Attachment to Form 5500, Schedule H, Part IV,

Line 4 (i):

(a)
(b) Identity of issue, borrower,

lessor, or

similar party
(c) Description of investment
including maturity date, rate of
interest, collateral, par,

or
maturity value
(e) Current
Value

Columbia Small Cap Growth Fund, Inst'l 3 Class Registered Investment Company $ 6,688,222
*
Vanguard

Institutional Index Fund Inst'l Shares
Registered Investment Company 34,505,785
*
Vanguard

Balanced Index Fund Admiral Shares
Registered Investment Company 4,589,668
*
Vanguard

Extended Market Index Fund: Inst'l Shares
Registered Investment Company 9,630,049
*
Vanguard

Federal Money Market Fund
Registered Investment Company 25,222
*
Vanguard

International Growth Fund Admiral Shares
Registered Investment Company 10,628,508
*
Vanguard

Institutional Target

Retirement 2015 Fund
Registered Investment Company 1,727,469
*
Vanguard

Institutional Target

Retirement 2020 Fund
Registered Investment Company 11,205,025
*
Vanguard

Institutional Target

Retirement 2025 Fund
Registered Investment Company 20,050,661
*
Vanguard

Institutional Target

Retirement 2030 Fund
Registered Investment Company 19,743,826
*
Vanguard

Institutional Target

Retirement 2035 Fund
Registered Investment Company 11,286,861
*
Vanguard

Institutional Target

Retirement 2040 Fund
Registered Investment Company 10,975,303
*
Vanguard

Institutional Target

Retirement 2045 Fund
Registered Investment Company 7,917,377
*
Vanguard

Institutional Target

Retirement 2050 Fund
Registered Investment Company 7,020,745
*
Vanguard

Institutional Target

Retirement 2055 Fund
Registered Investment Company 3,861,476
*
Vanguard

Institutional Target

Retirement 2060 Fund
Registered Investment Company 1,362,923
*
Vanguard

Institutional Target

Retirement 2065 Fund
Registered Investment Company 643,780
*
Vanguard

Institutional Target

Retirement Income Fund
Registered Investment Company 1,765,330
*
Vanguard

Total Bond Market Index

Fund: Inst'l Shr
Registered Investment Company 10,706,525
*
Vanguard

Total International Bond

Index Fund Admiral Shr
Registered Investment Company 934,603
*
Vanguard

U.S. Growth Fund Admiral Shares
Registered Investment Company 16,663,101
*
Vanguard

Windsor II Fund Admiral Shares
Registered Investment Company 8,288,373
*
Vanguard

Brokerage Fund
Self-Directed Brokerage Accounts 3,626,110
*
Vanguard

Retirement Savings Trust III
Common/Collective Trust 22,756,870
*# Quaker Chemical Corporation Stock Fund Common Stock Fund 41,418,668
* Participant notes receivable (4.25% to 6.50%) 2,605,854
$ 270,628,334
*

Party-in-Interest
#

Related party
(d)

Column (d) is omitted as cost is not required for participant directed investments

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee
benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Quaker Houghton Retirement Savings Plan
Date: June 23, 2022

By:
/s/ Shane W. Hostetter

Shane W.

Hostetter, Senior Vice

President, Chief Financial Officer